

November 9, 2011

Via E-mail
A. Lynne Puckett
Senior Vice President, General Counsel
and Secretary
Colfax Corporation
8170 Maple Lawn Boulevard
Fulton, MD 20759

> **Re: Colfax Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 13, 2011**
>   **File No. 001-34045**

Dear Ms. Puckett:

We limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Acquisition, page 48

1. Each disclosed report, opinion or appraisal from an outside party that is materially related to the transaction, whether oral or written, requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. In this regard, please revise to summarize all the reports, opinions and appraisals you have mentioned, including those from Deutsche Bank on July 5 and August 4 through August 13.

2. Please expand your disclosure to clarify how you arrived at the nature, form and amount of acquisition consideration, including how the mix between cash and stock to be granted to Charter's shareholders was determined. Clarify how the structure of the financing was determined, including the level of financing to be received from BDT, Steven and Mitchell Rales, and Markel. Ensure your revised disclosure explains how the parties determined the material terms of the transaction and investments, including the proposals

and counterproposals made by the parties. Currently, it is unclear what acquisition and equity financing terms were proposed initially and how those terms changed during the parties' negotiations.

Management's Discussion and Analysis, page 77

Results of Operations, page 78

3.   Please expand your discussion of the material changes from period to period to explain the underlying causes of such changes. For example, you disclose on page 83 that ESAB saw higher volumes and prices that led to increased revenue in the first six months of 2011, but it is unclear what factors drove the volume and price increases. Likewise, you state that adjusted operating profit decreased due to lower profit in welding consumables and higher overheads, but it is unclear what caused the lower profit or higher overheads.

Net Cash flow from financing activities, page 94

4.   Please refer to the last sentence of the second and third paragraph. In addition to disclosing the effect on cash outflows or inflows from drawdowns on your borrowing facilities, please also disclose the purpose of those drawdowns.

Financial Statements

5.   Please update the financial statements as required by Rule 3-12 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Information, pages 209- 220

6.   We note that pro forma adjustments have been combined in several captions in the Unaudited Pro Forma Condensed Combined Statements of Operations and Unaudited Pro Forma Condensed Combined Balance Sheet on pages 210-212. Please revise the pro forma financial statements or footnotes to separately disclose significant adjustments included in each line item. In addition, revise Note 4(f) to clearly disclose each of the reclassification adjustments. Please refer to the requirements of Article 11-02(6) of Regulation S-X.

7.   Please include a footnote to the pro forma balance sheet to disclose how you determined the pro forma adjustment for long-term debt and clarify how this amount agrees with the credit agreement and loans discussed in Note 1 on page 213 and the amount in the sources of funding table on page 217.

8.   We note your discussion in Note 1 that the conversion rate on your Series A Preferred Stock is subject to "certain adjustments." Please describe the nature of these adjustments.

9. We reference the discussion in Note 4(c) of incremental expenses of $9.4 million and $6.3 million relating to the year ended December 31, 2010 and the six months ended July 1, 2011. Please tell us where these expenses are reflected in the pro forma financial statements.

10. Please revise to clarify how the adjustments in Note 4(e) are reflected in the pro forma financial statements.

11. Please tell us how the goodwill and intangible asset amounts in Note 5(a) on page 216 agree to the transaction adjustments in the pro forma balance sheet on page 212.

12. Please tell us how the pro forma adjustment for common stock and additional paid-in capital in the pro forma balance sheet agrees with the amounts in Notes 5(a) and 5(b).

13. Please tell us how the adjustments discussed in Note 5(b)(v) under Sources of Funding agrees to the adjustments made to cash and cash equivalents on page 212.

14. Please revise Note 5(d) to disclose the calculation of weighted-average basic shares outstanding and clarify how this reflects the shares issued in the transaction discussed in Note 1. In addition, disclose the percentage of Colfax outstanding shares that will be owned by the Charter International shareholders after the transaction.

15. Please tell us how the selling, general and administrative expense totals in Note 6 on page 220 agree with the amounts in the pro forma statements of operations on pages 210 and 211.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 51-3289 or Geoffrey Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Russell Mancuso
Branch Chief

cc: James A. McDonald
       Skadden, Arps, Slate, Meagher & Flom